Exhibit 77(c)


                MATTERS SUBMITTED TO A VOTE OF SECURITY HOLDERS

A special meeting of shareholders of the Fund was held on February 21, 2002 to approve

     (1) (AGGREGATING VOTES OF ALL SERIES OF THE REGISTRANT) an amendment to the Registrant's Declaration of Trust to remove the upper limit on the number of trustees that the Registrant's Board of Trustees may set from time to time (For: 3,049,964, Against: 20,281).